Exhibit 2.2

Yamanouchi Consumer Inc.

4747 Willow Road

Pleasanton, CA 94588

June 17, 2004

Pear Acquisition Inc.

c/o Wasserstein & Co., LP

1301 Avenue of the Americas, 44th Floor

New York, New York 10019

Dear Sirs:

In connection with the Stock Purchase Agreement (the “Bear Creek SPA”) dated as of April 1, 2004, among Pear Acquisition Inc. (“Pear”), Yamanouchi Consumer Inc. (“YCI”), Yamanouchi Pharmaceutical Co, Ltd. (“YPCL”) and Yamanouchi U.S. Holding Inc. (“YUH”), the parties to the Bear Creek SPA hereby agree as follows:

•	The Bear Creek SPA is hereby amended as follows:

—	The definition of the term “Working Capital” that is contained in the Bear Creek SPA is hereby amended and restated in its entirety as follows:

“Working Capital” means, with respect to the Company and its Subsidiaries at a specified date, the excess of consolidated current Included Assets over consolidated current Included Liabilities as shown on the consolidated balance sheet for the Company and its Subsidiaries as of such date, excluding, for sake of clarity, (i) any Intercompany Accounts, (ii) any Tax assets or liabilities (including deferred Tax assets and liabilities) and (iii) the effect of any transfers of assets or liabilities pursuant to any Ancillary Agreement. As used in the foregoing sentence, “Included Assets” means the sum of cash and cash equivalents (as determined in accordance with the accounting policies, practices and procedures set forth in Schedule 2.03(a), but excluding (x) any credit card receivables and (y) for sake of clarity, the $35 million anticipated to be transferred to the Company on the Closing Date in connection with the financing of the transactions contemplated by this Agreement), accounts receivable, bad debt receivable, inventory and prepaid expenses, and “Included Liabilities” means the sum of accounts payable, accrued payroll and benefits, accrued incentives, payroll withholding (calculated exclusive of payroll tax liabilities in accordance with clause (iii) above), accrued payroll tax and benefits (calculated exclusive of payroll tax liabilities in accordance with clause (iii) above), workers’ compensation, other payroll accruals, accrued interest payable, accrued volume incentives, deferred liabilities and other accrued liabilities (which in the case of each of the foregoing shall not be reduced by the amount of any checks that have been written but that have not yet cleared).

—	Section 2.03(a) thereof is hereby amended by replacing the phrase “as at the close of business on the Closing Date” wherever it appears in such Section with the phrase “as of the close of business on the day immediately prior to the Closing Date” in any such case.

•	The parties to the Bear Creek SPA hereby agree that the phrase in Schedule 2.03(a) under the heading “Cash and Cash Equivalents” that reads “Additionally, negative cash balances resulting from uncleared accounts payable checks are reclassified at month end to accounts payable” shall be amended and replaced in its entirety by the phrase “Additionally, any checks that have been written but that have not yet cleared are reclassified from cash and cash equivalents to accounts payable or other current liabilities on any date that a balance sheet is prepared”.

•	The condition to Closing contained in Section 10.02(f) of the Bear Creek SPA is hereby satisfied by reducing the Purchase Price, and Buyer’s payment obligations in respect thereof, by $35 million in cash. Further, the parties hereby agree that, in consideration of the consummation of the Closing on the date of this letter agreement, the Purchase Price, and Buyer’s payment obligations in respect thereof, shall be reduced by $200,000 in cash.

•	For the sake of clarity, as the parties to the Bear Creek SPA have previously agreed in Section 9.01 (b)(iv) thereof, Seller shall be responsible for any workers’ compensation claims liability that Buyer or the Company incurs with respect to a Transferred Employee arising out of conditions having a date of injury prior to the Closing Date or, in the case of a claim relating to an occupational disease, to the extent allocated under applicable law; provided that to the extent that applicable law does not specify a methodology to allocate any such claim, having the last significant exposure before the Closing Date; it being understood that to the extent Buyer or the Company is compensated by a third party with respect to such liability, or the liability is assumed by a third party, the amount owed by Seller to Buyer or the Company, as applicable, with respect to such liability shall be offset by the amount of such compensation or assumption.

•	Effective at the Closing, except as expressly provided in Section 6.02(a) of the Bear Creek SPA, Buyer hereby releases, and agrees to cause its Affiliates to release, all rights to all Non-Transferred Insurance Policies or similar insurance (other than the Transferred Insurance Policies) that covered the Company or any Subsidiary prior to the Closing Date. Except as provided in Section 6.02(a) of the SPA, all Insurance Policies issued prior to the Closing Date and all rights thereunder shall remain with Seller or Seller’s Affiliates.

•	Capitalized terms used but not otherwise defined within this letter agreement shall have the meanings ascribed to them in the Bear Creek SPA.

•	This letter agreement shall constitute an amendment of the Bear Creek SPA pursuant to Section 13.02 thereof. Except as expressly set forth in this letter agreement, the Bear Creek SPA is and shall continue to be in full force and effect and, as so amended hereby, is hereby ratified and confirmed in all respects.

•	This letter agreement (a) may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same agreement, (b) shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of laws principles thereof, (c) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, of the parties with respect to the subject matter of this letter agreement and (d) may be amended only by a writing signed by each of the parties hereto.

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If the foregoing correctly sets forth our agreement with respect to the matters set forth above, please so indicate by signing below.

Very truly yours,

YAMANOUCHI CONSUMER INC.

By:	/s/	Thomas E. Bishop
Name:		Thomas E. Bishop
Title:		Senior Vice President, Taxes and Treasury and Assistant Secretary

YAMANOUCHI PHARMACEUTICAL CO., LTD.

By:	/s/	Toshio Ohsawa
Name:		Toshio Ohsawa
Title:		Executive Director of Corporate Planning Dept.

YAMANOUCHI U.S. HOLDING INC.

By:	/s/	Thomas E. Bishop
Name:		Thomas E. Bishop
Title:		Senior Vice President, Taxes and Treasury

PEAR ACQUISITION INC.

By:	/s/	George L. Majoros, Jr.
Name:		George L. Majoros, Jr.
Title:		President

[Signature Page to Bear Creek SPA Side Letter]